As filed with the Securities and Exchange Commission on December 8, 2006

Registration 333-123672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Poniard Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Washington	91-1261311
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

700 Shoreline Court, Suite 270
South San Francisco, California 94080
(650) 583-3774

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Anna L. Wight
Vice President, Legal
Poniard Pharmaceuticals, Inc.
300 Elliott Avenue West, Suite 500
Seattle, Washington 98119-4114
(206) 281-7001

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Faith M. Wilson
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 359-3237

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 1 to Registration Statement on Form S-3 of Poniard Pharmaceuticals, Inc. (formerly NeoRx Corporation) (No. 333-123672) is to amend and restate the text and table under the caption “Selling Shareholders” and other information in the prospectus to reflect changes in the names and holdings of the selling shareholders since the effective date of the Registration Statement, including giving effect to antidilution adjustments resulting from the Company’s private placement of securities on April 26, 2006 and the Company’s one-for-six reverse stock split effected on September 22, 2006. Information about the Company in the prospectus is also updated and restated.

SUBJECT TO COMPLETION, DATED DECEMBER 8, 2006

The information in this prospectus is not complete and may be changed. The selling shareholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling shareholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

348,404 Shares

Common Stock

This prospectus relates to the public offering of up to 348,404 shares of our common stock by the selling shareholders. The selling shareholders acquired the shares from us in a private placement on March 7, 2005. Unless otherwise indicated in this prospectus, all common share amounts have been adjusted to reflect the one-for-six reverse split of our common stock that became effective on September 22, 2006.

We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. We could receive up to $3,054,400 in gross proceeds from the cash exercise of the warrants by the selling shareholders, which proceeds will be used for general corporate purposes.

Our common stock is traded on the Nasdaq Capital Market under the symbol “PARD.” On December 4, 2006, the last reported sale price of the common stock was $6.99 per share.

See “Risk Factors” beginning at page 4 to read about certain factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2006

PONIARD PHARMACEUTICALS, INC.

Poniard is a biotechnology company dedicated to the development and commercialization of cancer therapy products. Our current major research and development program is picoplatin (NX 473), a new generation platinum therapy designed to overcome platinum resistance in the treatment of solid tumors. In August 2006, we completed patient enrollment in a Phase II clinical study of picoplatin in small cell lung cancer. Based on preliminary data from that on-going Phase II study, we plan to initiate a pivotal Phase III trial of picoplatin in small cell lung cancer in the first half of 2007. We also currently are conducting separate Phase I/II studies of picoplatin in advanced colorectal cancer and hormone refractory prostate cancer.

On April 26, 2006, we completed a $65 million private placement of newly issued shares of our common stock and warrants for the purchase of additional shares of common stock. As a result of that financing, entities affiliated with MPM Capital, or MPM, acquired beneficial ownership of an aggregate of approximately 31.5% of our common shares outstanding immediately following the financing. Entities affiliated with Bay City Capital Management IV LLC, or BCC, acquired beneficial ownership of approximately 19.5% of the common shares outstanding immediately following the financing. Nicholas J. Simon III, a representative of MPM, was appointed to our board of directors upon completion of the financing. Mr. Simon is a general partner of certain of the MPM entities that participated in the financing and possesses capital and carried interests in those entities. Two members our board of directors, Fred B. Craves and Carl S. Goldfischer, are managing directors of BCC and possess capital and carried interests in the BCC entities that participated in the financing.

Since our inception in 1984, we have dedicated substantially all of our resources to research and development. We have not generated any significant revenue from product sales to date and have operated at a loss in each year of our existence. We had net losses of $21.0 million for the year ended December 31, 2005 and net losses of $19.4 for the year ended December 31, 2004. We expect our losses to continue in the future as we expand our clinical trials and increase our research and development activities. We had total cash and cash equivalents of $49.5 million at September 30, 2006. We believe that our current cash and cash equivalent balances will provide adequate resources to fund operations at least until the end of 2007. We need to raise substantial additional funding to develop and commercialize picoplatin and other proposed development projects. We may not be able to obtain required additional financing on a timely basis, on acceptable terms, or at all.

On June 16, 2006, we changed our corporate name from NeoRx Corporation to Poniard Pharmaceuticals, Inc. We relocated our corporate headquarters from Seattle to South San Francisco in September, 2006. We continue to maintain clinical development and support activities at our offices in Seattle.

Our principal executive office and mailing address is 7000 Shoreline Court, Suite 270, South San Francisco, California 94080, and our telephone number is (650) 583-3774. Our web site address is www.poniard.com. The information contained on our web site does not constitute part of, nor is it incorporated by reference into, this prospectus.

RISK FACTORS

In addition to the other information contained in this prospectus, you should carefully read and consider the following risk factors before purchasing our common stock. Each of these risks could harm our business, operating results and financial condition, as well as decrease the value of an investment in our stock. This investment involves a high degree of risk.

Risks Related to Our Business

We have a history of operating losses, we expect to continue to incur losses, and we may never become profitable.

We have not been profitable since our formation in 1984. As of September 30, 2006, we had an accumulated deficit of $273.3 million. Our net loss for the quarter ended September 30, 2006 was $4.9 million. We had net losses of $21.0 million for the year ended December 31, 2005 and $19.4 million for the year ended December 31, 2004. These losses resulted principally from costs incurred in our research and development programs and from our general and administrative activities. To date, we have been engaged only in research and development activities and have not generated any significant revenues from product sales. In May 2005, we announced the discontinuation of our skeletal targeted radiotherapy (STR) development program as part of a strategic plan to refocus our limited resources on the development of picoplatin (NX 473), a platinum-based cancer therapy. We do not anticipate that our picoplatin product candidate, or any other proposed products, will be commercially available for several years, if at all. We expect to incur additional operating losses in the future. These losses may increase significantly if we expand research, clinical development, manufacturing and commercialization efforts.

Our ability to achieve long-term profitability is dependent upon obtaining regulatory approvals for our picoplatin product candidate and any other proposed products and successfully commercializing our products alone or with third parties.

We will need to raise additional capital to develop and commercialize our product candidates and fund operations, and our future access to capital is uncertain.

It is expensive to develop cancer therapy products and conduct clinical trials for these products. We have not generated revenue from the commercialization of any product, and we expect to continue to incur substantial net operating losses and negative cash flows from operations for the future. On April 26, 2006, we completed a $65 million equity financing; however, we will require substantial additional funding to develop and commercialize picoplatin and any other proposed products and to fund our future operations.

Management is continuously exploring financing alternatives, including:

•        raising additional capital through the public or private sale of equity or debt securities or through the establishment of credit or other funding facilities; and

•        entering into strategic collaborations, which may include joint ventures or partnerships for product development and commercialization, merger, sale of assets or other similar transactions.

We may not be able to obtain the required additional capital or enter into relationships with corporate partners on a timely basis, on favorable terms, or at all. Conditions in the capital markets in general, and the life science capital market specifically, may affect our potential financing sources and opportunities for strategic partnering. If we raise additional funds by issuing common stock or securities convertible into or exercisable for common stock, our shareholders may experience substantial dilution, and new investors could have rights superior to current security holders. If we are unable to obtain sufficient additional cash when needed, we may be forced to reduce expenses though the delay, reduction or curtailment of our picoplatin and other development and commercialization activities.

The amount of additional financing we will require in the future will depend on a number of factors, including:

•        the scope and timing of our picoplatin clinical program and other research and development efforts, including the progress and costs of our on-going Phase II and planned Phase III trials of picoplatin in small cell lung cancer;

•        our ability to obtain clinical supplies of picoplatin drug product in a timely and cost effective manner;

•        actions taken by the FDA and other regulatory authorities;

•        the timing and proceeds from the sale, if consummated, of the Denton facility and assets;

•        the timing and amount of any milestone or other payments we might receive from or pay to potential strategic partners;

•        our degree of success in commercializing picoplatin or any other cancer therapy product candidates;

•        the emergence of competing technologies and products, and other adverse market developments;

•        the acquisition or in-licensing of other products or intellectual property;

•        the costs, including lease and operating costs, incurred in connection with the relocation of our corporate headquarters to South San Francisco and the potential expansion of our workforce;

•        the costs of any research collaborations or strategic partnerships established;

•        the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights; and

•        the costs of performing our obligations under the loan with Silicon Valley Bank and Merrill Lynch Capital, including the cost of interest and other payment obligations and penalties and the cost of complying with unrestricted cash, product development and other covenants and restrictions under the loan agreement.

We had net operating loss carryforwards of approximately $138.4 million as of December 31, 2005, which expire from 2006 through 2025. The closing of the equity financing resulted in a change of control, which will limit our ability to utilize these net operating loss carryforwards. Given such limitation, we may incur higher tax expense if we become profitable in the future, which also would affect our capital requirements.

Our potential products must undergo rigorous clinical testing and regulatory approvals, which could be costly, time consuming, and subject us to unanticipated delays or prevent us from marketing any products.

The manufacture and marketing of our picoplatin product candidate and our research and development activities are subject to regulation for safety, efficacy and quality by the FDA in the United States and by comparable authorities in other countries.

The process of obtaining FDA and other required regulatory approvals, including foreign approvals, is expensive, often takes many years and can vary substantially depending on the type, complexity and novelty of the products involved.

We have had only limited experience in filing and pursuing applications necessary to gain regulatory approvals. This may impede our ability to obtain timely approvals from the FDA or foreign regulatory agencies. We will not be able to commercialize our product candidates until we obtain regulatory approval, and consequently any delay in obtaining, or inability to obtain, regulatory approval could harm our business.

If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be fined, forced to remove a product from the market or experience other adverse consequences, including delay, which could materially harm our financial results. Additionally, we may not be able to obtain the labeling claims necessary or desirable for product promotion. In addition, if we or other parties identify serious side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products, and/or additional marketing applications may be required.

The requirements governing the conduct of clinical trials and manufacturing and marketing of our proposed products outside the United States vary widely from country to country. Foreign approvals may take longer to obtain than FDA approvals and can involve additional testing. Foreign regulatory approval processes include all of the risks associated with the FDA approval processes. Also, approval of a product by the FDA does not ensure approval of the same product by the health authorities of other countries.

We may take longer to complete our clinical trials than we project, or we may be unable to complete them at all.

We completed enrollment in our Phase II clinical trial of picoplatin for the treatment of patients with small cell lung cancer in August 2006. Our on-going Phase II study is a randomized trial comparing picoplatin to topotecan in patients with small cell lung cancer who are refractory (failed to respond or progressed) or resistant (relapsed 60 to 90 days after treatment) to previous platinum-based therapy. Topotecan is an anti-tumor drug currently approved by the FDA as a treatment for small cell lung cancer sensitive disease after failure of first line chemotherapy. The endpoints of the picoplatin trial include survival, response rate (tumor shrinkage), duration of response and time to progression. We amended our Phase II clinical trial protocol in January 2006 from a two-arm study of picoplatin versus topotecan to a single arm study of picoplatin. We discontinued the topotecan arm of the study because patients and investigators often were unwilling to accept the topotecan arm of the two-arm study. The rationale for the amendment was that the dose and schedule of topotecan approved for use in patients with platinum-sensitive small cell lung cancer have minimal, if any, efficacy in patients with resistant or refractory small cell lung cancer and unacceptable toxicity, thus presenting a situation in which an ineffective but toxic treatment regimen was to be used as one arm of the randomized Phase II trial. In April 2006 we amended the Phase II clinical trial protocol to include platinum sensitive patients (patients who have relapsed 90 to 180 days after completing first line chemotherapy with a platinum-containing agent).

Based upon interim data from our Phase II study, we plan to initiate an international muti-center randomized Phase III pivotal trial of picoplatin in small cell lung cancer in the first half of 2007. Our planned Phase III study is expected to take approximately 20 months to complete, with a 2:1 randomization comparing picoplatin plus best supportive case to best supportive care alone. The planned trial would enroll approximately 400 patients who have failed to respond to, or who have progressed within six months of completing, treatment with first-line platinum chemotherapy, such as cisplatin or carboplatin. The primary endpoint of the proposed Phase III study would be overall survival. The planned study also would measure overall response rates, progression-free survival and disease control.

In May 2006, we treated our first patient in an approximately 30-patient Phase I/II study evaluating picoplatin in the front-line treatment of patients with newly diagnosed metastatic colorectal cancer. This study is designed to determine the safety and efficacy of picoplatin when combined with fluorouracil and leucovorin to treat patients newly diagnosed with metastatic disease. Also in May 2006, we enrolled our first patient in an approximately 12-patient Phase I/II trial of picoplatin in patients with newly diagnosed metastatic hormone refractory prostate cancer. This study is designed to determine the safety and efficacy of picoplatin when combined with docetaxel. Docetaxel (Taxotere®) is the current standard of care in the treatment of metastatic hormone refractory prostate cancer. We anticipate completing enrollment of the Phase I components of these trials and initiating enrollment in the Phase II components of these trials by the end of 2006.

The actual times for initiation and completion of our picoplatin clinical trials depend upon numerous factors, including:

•        approvals and other actions by the FDA and other regulatory agencies and the timing thereof;

•        our ability to open clinical sites;

•        our ability to enroll qualified patients into our studies;

•        our ability to obtain sufficient, reliable and affordable supplies of the picoplatin drug product;

•        our ability to obtain adequate additional funding or enter into strategic partnerships;

•        the extent of competing trials at the clinical institutions where we conduct our trials; and

•        the extent of scheduling conflicts with participating clinicians and clinical institutions.

We may not initiate, advance or complete our picoplatin or any other proposed clinical studies as projected or achieve successful results.

We will rely on academic institutions and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving picoplatin. Further, to the extent that we now or in the future participate in collaborative arrangements in connection with the development and commercialization of our proposed products, we will have less control over the timing, planning and other aspects of our clinical trials. If we fail to initiate, advance or complete, or experience delays in or are forced to curtail our current or planned clinical trials, our stock price and our ability to conduct our business could be materially negatively affected.

If testing of a particular product does not yield successful results, we will be unable to commercialize that product.

Our research and development programs are designed to test the safety and efficacy of our proposed products in humans through extensive preclinical and clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of picoplatin or any other proposed products, including the following:

•        the safety and efficacy results obtained in early human clinical trials may not be indicative of results obtained in later clinical trials;

•        the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•        after reviewing test results, we or any potential collaborators may abandon projects that we previously believed were promising;

•        our potential collaborators or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks; and

•        the effects of our potential products may not be the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data that we may collect from our picoplatin clinical trials may not be sufficient to support regulatory approval of our proposed picoplatin product. The clinical trials of picoplatin and any other proposed products may not be initiated or completed on schedule, and the FDA or foreign regulatory agencies may not ultimately approve any of our product candidates for commercial sale. Our failure to adequately demonstrate the safety and efficacy of a cancer therapy product under development would delay or prevent regulatory approval of the product, which would prevent us from marketing the proposed product.

Success in early clinical trials may not be indicative of results obtained in later trials.

Results of early preclinical and clinical trials are based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. Historically, the results from preclinical testing and early clinical trials often have not been predictive of results obtained in later clinical trials. A number of new drugs and therapeutics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval.

We are dependent on suppliers for the timely delivery of materials and services and may experience future interruptions in supply.

For our picoplatin product candidate to be successful, we need sufficient, reliable and affordable supplies of the picoplatin drug product. Sources of picoplatin drug product may be limited, and third-party suppliers of picoplatin drug product may be unable to manufacture drug product in amounts and at prices necessary to successfully commercialize our picoplatin product. Moreover, third-party manufacturers must continuously adhere to current Good Manufacturing Practice (cGMP) regulations enforced by the FDA through its facilities inspection program. If the facilities of these manufacturers cannot pass a pre-approval plant inspection, the FDA will not grant a New Drug Application (NDA) for our proposed products. In complying with cGMP and foreign regulatory requirements, any of our third-party manufacturers will be obligated to expend time, money and effort in production, record-keeping and quality control to assure that our products meet applicable specifications and other requirements. If any of our third-party manufacturers fails to comply with these requirements, we may be subject to regulatory action.

We have a limited supply of picoplatin drug product that was manufactured by a prior licensee. This supply is not, however, sufficient for our planned clinical trials. We have entered into agreements with third parties to manufacture and supply additional picoplatin Active Pharmaceutical Ingredient (API) and drug product for our clinical trials. We also currently are in negotiation with another third party manufacturer and supplier of picoplatin drug product. There is no assurance that third parties will be able to provide sufficient supplies of picoplatin drug product on a timely or cost-effective basis. There are in general relatively few manufacturers and suppliers of picoplatin drug product. If manufacturer is unable or unwilling to manufacture and provide drug product at a cost and on other terms acceptable to us, we may suffer delays in, or be prevented from, initiating or completing our clinical trials of picoplatin.

In connection with our product development activities, we rely on third-party contractors to perform for us, or assist us with, certain specialized services, including drug manufacture and supply, dispensing, distribution and shipping, and clinical trial management. Because these contractors provide specialized services, their activities and quality of performance may be outside our direct control. If these contractors do not perform their obligations in a timely manner, or if we encounter difficulties with the quality of services we receive from these contractors, we may incur significant additional costs and delays in product development activities, which could have a material negative effect on our business.

If we cannot negotiate and maintain collaborative arrangements with third parties, our research, development, manufacturing, sales and marketing activities may not be cost-effective or successful.

Our success will depend in significant part on our ability to attract and maintain collaborative partners and strategic relationships to support the development, sale, marketing, distribution and manufacture of picoplatin and any other future product candidates and technologies in the US and Europe. At present, our only material collaborative agreement is the exclusive worldwide license, as amended, granted to us by AnorMED, Inc. for the development and commercial sale of picoplatin. Under that license, we are solely responsible for the development and commercialization of picoplatin. AnorMED retains the right, at our cost, to prosecute patent applications and maintain all patents. The parties executed the license agreement in April 2004, at which time we paid AnorMED a one-time upfront milestone payment of $1.0 million in our common stock and $1.0 million in cash. The agreement also initially provided for $13 million in development and commercialization milestones, payable in cash or a combination of cash and Poniard common stock, and a royalty rate of up to 15% on product net sales after regulatory approval. The license agreement was amended on September 18, 2006, revising several key financial terms and expanding the licensed territory to include Japan, thereby granting us the worldwide rights to picoplatin. In consideration of the amendment, we paid AnorMED $5.0 million in cash on October 12, 2006 and will pay AnorMED an additional $5.0 million in cash by March 31, 2007. The amendment eliminates $8.0 million in development milestone payments to AnorMED. AnorMED remains entitled to receive up to $5.0 million in commercialization milestones upon the attainment of certain levels of annual net sales of picoplatin after regulatory approval. The amendment also reduces the royalty payable to AnorMED to a range of 5% to 9% of net product sales. In addition, the amendment reduces the sharing of sublicense revenues for any sublicenses entered into during the first year following the amendment and eliminates the sharing of sublicense revenues with AnorMED after the first year of the amendment. We currently plan to initiate a Phase III trial of picoplatin in small cell lung cancer in the first half of 2007, with the goal of filing a New Drug Application with the FDA in 2009. However, because we cannot predict the length of time to regulatory approval, if any, or the extent of annual sales, if any, of picoplatin, we are unable to predict when or if the milestone and royalty payments under the license agreement may be triggered. The license agreement may be terminated by either party for breach if the other party files a petition in bankruptcy or insolvency or for reorganization or is dissolved, liquidated or makes assignment for the benefit of creditors. We can terminate the license at any time upon prior written notice to AnorMED. If not earlier terminated, the license agreement will continue in effect, in each country in the territory in which the licensed product is sold or manufactured, until the earlier of (i) expiration of the last valid claim of a pending or issued patent covering the licensed product in that country or (ii) a specified number of years after first commercial sale of the licensed product in that country. If AnorMED were to breach its obligations under the license, or if the license expires or is terminated and we cannot renew, replace, extend or preserve our rights under the license agreement, we would be unable to move forward with our current and planned picoplatin clinical studies.

On August 4, 2005, we entered into a research funding and option agreement with The Scripps Research Institute (TSRI). Under the agreement, we will provide TSRI an aggregate of $2.5 million over a 26-month period to fund research relating to synthesis and evaluation of novel small molecule, multi-targeted protein kinase inhibitors as therapeutic agents, including for the treatment of cancer. We have the option to negotiate a worldwide exclusive license to use, enhance and develop any compounds arising from the collaboration. The research funding is payable by us to TSRI quarterly in accordance with a negotiated budget. We made an initial funding payment to TSRI of $137,500, on August 8, 2005. We paid TSRI $487,500 on April 28, 2006, $287,500 on July 28, 2006 and $237,500 on October 13, 2006. We have charged all such payments to R&D expense. The agreement provides for additional aggregate funding payments of

$1.4 million in 2007. We have no assurance that the research funded under this arrangement will be successful or ultimately will give rise to any viable product candidates. Further, there can be no assurance that we will be able to negotiate, on acceptable terms, a license with respect to any of the compounds arising from the collaboration.

None of our current employees has experience selling, marketing and distributing therapeutic products. To the extent we are successful in obtaining approval for the commercial sale of picoplatin or any other product candidate, we may need to secure one or more corporate partners to conduct these activities. We may not be able to enter into partnering arrangements in a timely manner or on terms acceptable to us. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive would depend upon the efforts of third parties, which efforts may not be successful. If we are not able to secure adequate partnering arrangements, we would have to hire additional employees or consultants with expertise in sales, marketing and distribution. Employees with relevant skills may not be available to us. Additionally, any increase in the number of employees would increase our expense level and could have a material adverse effect on our financial position.

We face substantial competition in the development of cancer therapies and may not be able to compete successfully, and our potential products may be rendered obsolete by rapid technological change.

The competition for development of cancer therapies is substantial. There is intense competition from biotechnology and pharmaceutical companies, as well as academic research institutions, clinical reference laboratories and government agencies that are pursuing research and development activities similar to ours in the United States and abroad. Our initial focus for picoplatin is small cell lung cancer, the most aggressive and deadly form of lung cancer. Although platinum therapies are the preferred treatment, no FDA-approved therapies are available for patients with platinum- refractory or -resistant disease. If approved, picoplatin will be competing with existing treatment regimens, as well as emerging therapies for small cell lung cancer. Large pharmaceutical companies, including Bristol-Myers Squibb Company, Eli Lilly and Company, GlaxoSmithKline PLC, Pfizer Inc., Genentech, Inc. and Sanofi-Aventis Group, are marketing or developing therapeutics in late stage clinical trials for the treatment of small cell lung cancer in the United States. Multiple biotechnology companies, including Exelixis Inc., Sunesis Pharmaceuticals, Inc., Vion Pharmaceuticals, Inc., Onyx Pharmaceuticals, Inc., ImmunoGen, Inc., Ipsen Group, Menarini Group and Cabrellis Pharmaceuticals Corporation, also are engaged in clinical trials for the treatment of small cell lung cancer. As we expand the utility of picoplatin into other oncology indications such as hormone refractory prostate cancer and colorectal cancer, we will be facing additional competition from major pharmaceutical companies, biotechnology companies, research institutions and government agencies. We cannot assure you that we will be able to effectively compete with these or future third party product development programs. Many of our existing or potential competitors have, or have access to, substantially greater financial, research and development, marketing and production resources than we do and may be better equipped than we are to develop, manufacture and market competing products. Further, our competitors may have, or may develop and introduce, new products that would render our picoplatin or any other proposed product candidates less competitive, uneconomical or obsolete.

If we are unable to protect our proprietary rights, we may not be able to compete effectively, or operate profitably.

Our success is dependent in part on obtaining, maintaining and enforcing our patents and other proprietary rights and our ability to avoid infringing the proprietary rights of others. The United States Patent and Trademark Office, or the USPTO, may not issue patents from the patent applications owned by or licensed to us. If issued, the patents may not give us an advantage over competitors with similar technologies.

The issuance of a patent is not conclusive as to its validity or enforceability and it is uncertain how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court or in other proceedings, such as oppositions, which may be brought in foreign jurisdictions to challenge the validity of a patent. A third party may challenge the validity or enforceability of a patent after its issuance by the USPTO. It is possible that a competitor may successfully challenge our patents or that a challenge will result in limiting their coverage. Moreover, the cost of litigation to uphold the validity of patents and to prevent infringement can be substantial. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without payment to us. Moreover, it is possible that competitors may infringe our patents or successfully avoid them through design innovation. We may need to file lawsuits to stop these activities. These lawsuits can be expensive and would consume time and other resources, even if we were successful in stopping the violation of our patent rights. In addition, there is a risk that a court would decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents was upheld, a court would refuse to stop the other party on the grounds that its activities do not infringe our patents.

In addition, the protection afforded by issued patents is limited in duration. With respect to picoplatin, in the United States we expect to rely primarily on US Patent Number 5,665,771 (expiring February 7, 2016), which is licensed to us by AnorMED, and additional licensed patents expiring in 2016 covering picoplatin in  Europe. The FDA has also designated picoplatin as an orphan drug for the treatment of small cell lung cancer under the provisions of the Orphan Drug Act, which entitles us to exclusive marketing rights for picoplatin in the United States for seven years following market approval. We may also be able to rely on the Hatch-Waxman Act to extend the term of a US patent covering picoplatin after regulatory approval, if any, of such product in the US.

Under our license agreement with AnorMED, AnorMED retains the right to prosecute patent applications and maintain all licensed patents, with Poniard reimbursing such expenses. Under the AnorMED agreement, we have the right to sue any third party infringers of the picoplatin patents in the licensed territory. If we do not file suit, AnorMED, in its sole discretion, has the right to sue the infringer at its expense.

In addition to the intellectual property rights described above, we rely on unpatented technology, trade secrets and confidential information. Therefore, others may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, may not provide adequate remedies.

The use of our technologies could potentially conflict with the rights of others.

Our competitors or others may have or may acquire patent rights that they could enforce against us. In such case, we may be required to alter our products, pay licensing fees or cease activities. If our products conflict with patent rights of others, third parties could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any legal action and a required license under the patent may not be available on acceptable terms.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

The cost to us of any litigation or other proceedings relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. If there is litigation against us, we may not be able to continue our operations. If third parties file patent applications, or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the USPTO to determine priority of invention. We may be required to participate in interference proceedings involving our issued patents and pending applications. We may be required to cease using the technology or license rights from prevailing third parties as a result of an unfavorable outcome in an interference proceeding. A prevailing party in that case may not offer us a license on commercially acceptable terms.

In April 2003, we received $10 million from the sale to Boston Scientific Corporation (BSC) of certain non-core patents and patent applications and the grant to BSC of exclusive license rights to certain non-core patents and patent applications. BSC originally asserted four such patents in two lawsuits against Johnson & Johnson, Inc., its subsidiary, Cordis Corporation, and Guidant Corporation, alleging infringement of such patents. In both lawsuits, the defendants denied infringement and asserted invalidity and unenforceability of the patents. BSC subsequently withdrew three of the patents from the litigation, including the patents that were assigned to BSC. BSC acquired Guidant in April 2006. Although we are not currently a party to the lawsuits, our management and counsel have been deposed in connection with the lawsuits. It is possible that BSC, if it is unsuccessful or has limited success with its claims, may seek damages from us, including recovery of all or a portion of the amounts it paid to us in 2003. We cannot assess the likelihood of whether such claim will be brought against us or the extent of recovery, if any, on any such claim.

Product liability claims in excess of the amount of our insurance would adversely affect our financial condition.

The testing, manufacturing, marketing and sale of picoplatin and any other proposed cancer therapy products, including past clinical and manufacturing activities in connection with our terminated STR radiotherapeutic, may subject us to product liability claims. We are insured against such risks up to a $10 million annual aggregate limit in connection with clinical trials of our products under development and intend to obtain product liability coverage in the future. However, insurance coverage may not be available to us at an acceptable cost. We may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. Regardless of merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues. As a result, regardless of whether we are insured, a product liability claim or product recall may result in losses that could be material.

Our past use of radioactive and other hazardous materials exposes us to the risk of material environmental liabilities, and we may incur significant additional costs to comply with environmental laws in the future.

Our past research and development and manufacturing processes, as well as the manufacturing processes that may have been used by our collaborators, involved the controlled use of hazardous and radioactive materials. As a result, we are subject to foreign, federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes in connection with our use of these materials. Although we believe that our safety procedures for handling and disposing of such materials complied with the standards prescribed by such laws and regulations, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Because we have discontinued operations in facilities that have had past research and manufacturing processes where hazardous or radioactive materials have been in use, we may have significant decommissioning costs associated with the termination of operation of these facilities. These potential decommissioning costs also may reduce the market value of the facilities and may limit our ability to sell or otherwise dispose of these facilities in a timely and cost-effective manner. We have terminated our STR manufacturing operations in Denton, Texas and are actively marketing the facility for sale. In 2005, we recorded costs associated with the closure of the Denton facility of $0.9 million. We estimate costs in 2006 related to these activities at $0.2 million. These costs could increase substantially, depending on actions of regulators or if we discover previously unknown contamination in or around the facility. In addition, the risk of accidental contamination or injury from hazardous or radioactive materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any resulting damages, and any such liability could exceed our resources. Our current insurance does not cover liability for the clean-up of hazardous waste materials or other environmental risks.

Even if we bring products to market, changes in healthcare reimbursement could adversely affect our ability to effectively price our products or obtain adequate reimbursement for sales of our products.

Potential sales of our products may be affected by the availability of reimbursement from governments or other third parties, such as insurance companies. It is difficult to predict the reimbursement status of newly approved, novel medical products. In addition, third-party payors are increasingly challenging the prices charged for medical products and services. If we succeed in bringing one or more products to market, we cannot be certain that these products will be considered cost-effective and that reimbursement to the consumer will be available or will be sufficient to allow us to competitively or profitably sell our products.

The levels of revenues and profitability of biotechnology companies may be affected by the continuing efforts of government and third-party payors to contain or reduce the costs of healthcare through various means. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental controls. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. Even in the absence of statutory change, market forces are changing the health care sector. We cannot predict the effect health care reforms may have on the development, testing, commercialization and marketability of our proposed cancer therapy products. Further, to the extent that such proposals or reforms have a material adverse effect on the business, financial condition and profitability of other companies that are prospective collaborators for certain of our potential products, our ability to commercialize our products under development may be adversely affected.

The loss of key employees could adversely affect our operations.

Susan D. Berland resigned as our chief financial officer effective July 21, 2006. Although Ms. Berland was an executive officer of the company, we did not experience any material disruptions or delays as a consequence of her resignation. Caroline M. Loewy was appointed executive vice president, strategic planning on June 23, 2006 and assumed the role of chief financial officer of the company upon Ms. Berland’s departure. Michael K. Jackson, formerly corporate controller, was appointed principal accounting officer of the company effective July 21, 2006.

As of September 30, 2006, we had a total work force of 28 full-time employees and 6 part-time employees. In September 2006, we moved our corporate headquarters to newly leased facilities in South San Francisco. We intend to maintain clinical development and support activities and facilities in

Seattle and do not have plans to relocate any of our 23 employees currently in Seattle. Our success depends, to a significant extent, on the continued contributions of our principal management and scientific personnel participating in our picoplatin development program. We have limited or no redundancy of personnel in key development areas, including finance, legal, clinical operations, regulatory affairs and quality control and assurance. The loss of the services of one or more of our employees could delay our picoplatin product development activities or any other proposed programs and research and development efforts. We do not maintain key-person life insurance on any of our officers, employees or consultants.

Competition for qualified employees among companies in the biotechnology and biopharmaceutical industry is intense. Our future success depends upon our ability to attract, retain and motivate highly skilled employees and consultants. In order to commercialize our proposed products successfully, we will in the future be required to substantially expand our workforce, particularly in the areas of manufacturing, clinical trials management, regulatory affairs, business development and sales and marketing. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel.

We have change of control agreements and severance agreements with all of our executive officers and consulting agreements with various of our scientific advisors. Our agreements with our executive officers provide for “at will” employment, which means that each executive may terminate his or her service with us at any time. In addition, our scientific advisors may terminate their services to us at any time.

Risks Related to Our Common Stock

Our common stock may be delisted from The Nasdaq Capital Market if we are unable to maintain compliance with Nasdaq Capital Market continued listing requirements.

Our common stock listing was transferred from The Nasdaq Global Market (formerly The Nasdaq National Market) to The Nasdaq Capital Market (formerly the Nasdaq SmallCap Market) on March 20, 2003. We elected to seek a transfer to The Nasdaq Capital Market because we had been unable to regain compliance with The Nasdaq Global Market minimum $1.00 bid price requirement for continued listing. By transferring to The Nasdaq Capital Market, we were afforded an extended grace period in which to satisfy The Nasdaq Capital Market $1.00 minimum bid price requirement. On May 6, 2003, we received notice from Nasdaq confirming that we were in compliance with the $1.00 minimum bid price requirement. We will not be eligible to relist our common stock on The Nasdaq Global Market unless and until our common stock maintains a minimum bid price of $5.00 per share for 90 consecutive trading days and we otherwise comply with the initial listing requirements for The Nasdaq Global Market. Trading on the Nasdaq Capital Market may have a negative impact on the value of our common stock, because securities trading on the Nasdaq Capital Market typically are less liquid than those traded on The Nasdaq Global Market.

On August 7, 2006, we received a notice from Nasdaq indicating that we are not in compliance with Nasdaq Marketplace Rule 4310(c)(4) (the Minimum Bid Price Rule) because the closing bid price of our common stock has been below $1.00 per share for 30 consecutive trading days. We completed a one-for-six reverse stock split on September 22, 2006. On October 10, 2006, we received a notice from Nasdaq stating that we had regained compliance with the Minimum Bid Price Rule because the closing bid price of our common stock had been at or above $1.00 per share for 10 consecutive trading days. The closing bid price of our common stock may in the future fall below the Minimum Bid Price Rule or we may in the future fail to meet other requirements for continued listing on the Nasdaq Capital Market. If we are unable to cure any future events of noncompliance in a timely or effective manner, our common stock could be delisted from the Nasdaq Capital Market.

If our common stock were to be delisted from The Nasdaq Capital Market, we may seek quotation on a regional stock exchange, if available. Such listing could reduce the market liquidity for our common stock. If our common stock is not eligible for quotation on another market or exchange, trading of our common stock could be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. As a result, an investor would find it more difficult to dispose of, or obtain accurate quotations for the price of, our common stock.

If our common stock were to be delisted from The Nasdaq Capital Market, and our trading price remains below $5.00 per share, trading in our common stock might also become subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trade involving a stock defined as a “penny stock” (generally, any equity security not listed on a national securities exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions). Many brokerage firms are reluctant to recommend low-priced stocks to their clients. Moreover, various regulations and policies restrict the ability of shareholders to borrow against or “margin” low-priced stocks, and declines in the stock price below certain levels may trigger unexpected margin calls. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher priced stocks, the current price of the common stock can result in an individual shareholder paying transaction costs that represent a higher percentage of total share value than would be the case if our share price were higher. This factor may also limit the willingness of institutions to purchase our common stock. Finally, the additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from facilitating trades in our common stock, which could severely limit the market liquidity of the stock and the ability of investors to trade our common stock.

Our stock price is volatile and, as a result, you could lose some or all of your investment.

There has been a history of significant volatility in the market prices of securities of biotechnology companies, including our common stock. In 2005, the reported high and low closing sale prices of our common stock were $2.34 and $0.47. In 2004, the reported high and low closing sale prices were $5.78 and $1.43. The reported high and low closing sale prices during the period from January 3, 2006 through September 22, 2006 (the last trading day preceding the effectiveness of our one-for-six reverse stock split) were $1.57 and $0.50. The reported high and low closing sales prices during the period from September 25, 2005 through December 4, 2006 (after the effective date of the reverse stock split) were $7.74 and $3.00. Our stock price has been and may continue to be affected by this type of market volatility, as well as our own performance. Our business and the relative price of our common stock may be influenced by a large variety of factors, including:

•        announcements by us or our competitors concerning acquisitions, strategic alliances, technological innovations, new commercial products or changes in product development strategies;

•        the availability of critical materials used in developing our proposed picoplatin product;

•        our ability to conduct our picoplatin clinical development program on a timely and cost-effective basis and the progress and results of our clinical trials and those of our competitors;

•        developments concerning patents, proprietary rights and potential infringement;

•        developments concerning potential agreements with collaborators;

•        the expense and time associated with, and the extent of our ultimate success in, securing regulatory approvals;

•        our available cash or other sources of funding; and

•        future sales of significant amounts of our common stock by us or our shareholders.

In addition, potential public concern about the safety of our proposed picoplatin product and any other products we develop, comments by securities analysts, our ability to maintain the listing of our common stock on the Nasdaq system, and conditions in the capital markets in general and in the life science capital market specifically, may have a significant effect on the market price of our common stock. The realization of any of the risks described in this report, as well as other factors, could have a material adverse impact on the market price of our common stock and may result in a loss of some or all of your investment in our securities.

In the past, securities class action litigation often has been brought against companies following periods of volatility in their stock prices. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert our management’s time and resources, which could cause our business to suffer.

Certain provisions in our articles of incorporation and Washington state law could discourage a change of control.

Our articles of incorporation authorize our board of directors to issue up to 200 million shares of common stock and up to 3.0 million shares of preferred stock. With respect to preferred stock, our board has the authority to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our shareholders. Our shareholder rights plan adopted on April 10, 1996 and the preferred stock purchase rights issued to each common shareholder thereunder expired, by their respective terms, on April 10, 2006.

Washington law imposes restrictions on certain transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a target corporation, with some exceptions, from engaging in particular significant business transactions with an acquiring person, which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the acquisition. Prohibited transactions include, among other things:

•        a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from the acquiring person;

•        termination of 5% or more of the employees of the target corporation; or

•        receipt by the acquiring person of any disproportionate benefit as a shareholder.

A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of the company or limiting future investment in the company by significant shareholders and their affiliates and associates.

The provisions of our articles of incorporation and Washington law discussed above may have the effect of delaying, deterring or preventing a change of control of the company, even if this change would be beneficial to our shareholders. These provisions also may discourage bids for our common stock at a premium over market price and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock. In addition, these provisions could make it more difficult to replace or remove our current directors and management in the event our shareholders believe this would be in the best interests of the corporation and our shareholders.

As a result of the closing of the equity financing, the number of shares of our common stock outstanding increased substantially and certain investors beneficially own significant blocks of our common stock; such common shares are generally available for resale in the public market.

On April 26, 2006, we completed a $65 million equity financing pursuant to a securities purchase agreement dated as of February 1, 2006. In connection with the financing, we issued to a small group of institutional and other accredited investors an aggregate of 15.5 million shares of common stock at a cash purchase price of $4.20 per share. Investors in the financing also received five-year warrants to purchase an aggregate of 4.6 million shares of common stock at an exercise price of $4.62 per share. Concurrent with the closing of the financing, we issued an aggregate of 1.6 million shares of common stock to the holders of our Series B preferred stock upon conversion of our outstanding Series B preferred shares. At the time of closing, the placement agent for the financing also received a five-year warrant to purchase, on the same terms as the investors, 139,000 common shares. The issuance of such shares and warrants resulted in substantial dilution to shareholders who held our common stock prior to the financing.

As a result of the completion of the financing and the conversion of the Series B preferred shares, our outstanding common stock increased from approximately 5.7 million shares to approximately 22.8 million shares. Entities affiliated with MPM Capital Management (MPM) acquired beneficial ownership of 7.7 million common shares, or approximately 31.5% of our common stock outstanding immediately following the financing. Entities affiliated with Bay City Capital LLC (BCC) acquired beneficial ownership of 4.6 million common shares, or approximately 19.5% of the common shares outstanding immediately following the financing. Two of our directors, Fred B. Craves and Carl S. Goldfischer, are managing directors of BCC and possess capital and carried interests in the BCC entities that participated in the financing. We have agreed, for as long as MPM owns at least 10% of the shares of common stock and warrants purchased in the financing, to use our best efforts to cause one person designated by MPM and one person designated by mutual agreement of MPM and BCC to be nominated and elected to our board of directors. Nicholas J. Simon III, a representative of MPM, was appointed to our board of directors on April 26, 2006. Mr. Simon is a general partner of certain of the MPM entities that participated in the financing and possesses capital and carried interests in those entities.

Pursuant to the securities purchase agreement, we maintain an effective registration statement with the SEC covering the resale of the 15.5 million shares of common stock issued in the equity financing and the 4.6 million shares of common stock issuable upon exercise of the warrants. Accordingly, these shares are generally available for immediate resale in the public market. In addition, the approximately 1.6 million shares of common stock issued upon conversion of the Series B preferred stock currently are available for immediate resale pursuant to a registration statement or an exemption from registration under Rule 144(k) of the Securities Act. The market price of our common stock could fall as a result of such resales due to the increased number of shares available for sale in the market.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “propose” or “continue,” the negative of these terms or other terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results, except as required by law.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered in this prospectus are solely for the account of the selling shareholders. We will not receive any of the proceeds from such sale. However, assuming all of the warrants are exercised by the selling shareholders, we would receive up to $3,054,400 in gross proceeds from those exercises. Any such proceeds will be used for general corporate purposes.

SELLING SHAREHOLDERS

The prospectus relates to the resale by the selling shareholders from time to time of up to a total of 348,404 shares of our common stock, including shares that may be issued upon exercise of the warrants having an exercise price of $9.54 per share. We issued the common stock and warrants to the selling shareholders on March 7, 2005, in a private placement placement exempt from the registration requirements of the Securities Act of 1933.

Except as listed below, none of the selling shareholders had a material relationship with us during the past three years. Rodman & Renshaw, LLC is a broker-dealer who received its warrants from us as compensation for acting as placement agent.

Pursuant to the terms of the private placement transaction, we filed a registration statement, of which this prospectus constitutes a part, in order to permit the selling shareholders to resell to the public the shares of our common stock acquired in connection with that transaction. Other than Rodman & Renshaw, LLC, which received its warrants as placement agent compensation, the selling shareholders each has represented to us that it has obtained the shares for its own account for investment only and not with a view to, or resale in connection with, a distribution of the shares in violation of applicable securities laws.

The following table sets out the number of shares of common stock beneficially owned by the selling shareholders and the number of shares of common stock offered by the selling shareholders. All share numbers have been adjusted to reflect the antidilution adjustment resulting from the Company’s private placement of securities on April 20, 2006 and the Company’s one-for-six reverse stock split effective on September 22, 2006.

	Shares Beneficially Owned Prior to Offering(1)(2)		Number of Shares	Shares Beneficially Owned After Offering(3)
Name	Number	Percent(4)	Being Offered(1),(2)	Number	Percent(4)
Bristol Investment Fund, Ltd.(5).	33,543	*	33,543	0	0.00%
Brookstone Biotech Ventures, LP(6)	40,083	*	40,083	0	0.00%
Castle Creek Healthcare Partners LLC(7)	13,417		13,417	0	0.00%
Cordillera Fund, L.P.(8)	33,543	*	33,543	0	0.00%
Cranshire Capital, L.P.(9)	16,772	*	16,772	0	0.00%
Crescent International Ltd.(10)	16,772	*	16,772	0	0.00%
Iroquois Capital LP(11)	16,772	*	16,772	0	0.00%
Nite Capital LP(12)	26,834	*	26,834	0	0.00%
Omicron Master Trust(13)	11,458	*	11,458	0	0.00%
Portside Growth and Opportunity Fund(14)	33,543	*	33,543	0	0.00%
Rockmore Investment Master Fund Ltd.(15)	5,312	*	5,312	0	0.00%
Rodman & Renshaw, LLC(16)	41,761	*	41,761	0	0.00%
Smithfield Fiduciary LLC(17)	283,040	1.24%	18,342	264,698	1.16%
SRG Capital LLC(18)	16,772	*	16,772	0	0.00%
TCMP3 Partners(19)	10,063	*	10,063	0	0.00%
Whalehaven Capital Fund Limited(20)	13,417	*	13,417	0	0.00%

                 * Less than 1%.

       (1) For purposes of calculating beneficial ownership, shares of common stock which may be issued to that holder within 60 days of December 4, 2006 are deemed to be outstanding.

       (2) The warrants issued to the selling shareholders prohibit the holder thereof from exercising the warrant to the extent that such exercise would result in the holder, together with any affiliate thereof, beneficially owning in excess of 4.99% of the outstanding shares our common stock following such exercise. However, the 4.99% limitation would not prevent the selling shareholder from acquiring and selling in excess of 4.99% of our common stock through a series of acquisitions and sales under the warrants. The actual number of shares of our common stock offered hereby and included in the Registration Statement of which this prospectus is a part includes such additional number of shares of common stock as may be issued or issuable upon exercise of the warrants by reason of adjustment mechanisms described therein, or by reason of any future stock splits, stock dividends or similar transactions involving our common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act.

       (3) Assumes the sale of all shares offered in this prospectus and no other purchases or sales of our common stock.

       (4) Applicable percentage of ownership is based on 22,808,233 shares of our common stock outstanding on December 4, 2006.

       (5) The number of shares being offered consists of 33,543 shares of common stock issuable upon exercise of warrants. Paul Kessler, manager of Bristol Capital Advisors, LLC, the investment manager of Bristol Investment Fund, Ltd., has voting and investment control over the securities held by Bristol Investment Fund, Ltd. Mr. Kessler disclaims beneficial ownership of these securities.

       (6) The number of shares being offered includes 13,417 shares of common stock issuable upon exercise of warrants. James Lowell DeMers, Ph.D, President of Brookstone Capital, Inc., the managing partner of Bookstone Biotech Ventures, L.P., has voting and investment control over the securities held by Brookstone Biotech Ventures Fund, Ltd. Dr. DeMers disclaims beneficial ownership of these securities.

       (7) The number of shares being offered consists of 13,417 shares of common stock issuable upon exercise of warrants. As investment manager under a management agreement, Castle Creek Partners, LLC may exercise voting and investment control over the securities owned by Castle Creek Healthcare Partners, LLC. Castle Creek Partners, LLC disclaims beneficial ownership of such shares. Daniel Asher is the managing member of Castle Creek Healthcare Partners, LLC. Mr. Asher disclaims beneficial ownership of the shares owned by Castle Creek Healthcare Partners, LLC.

       (8) The number of shares being offered consists of 33,543 shares of common stock issuable upon exercise of warrants. James P. Andrew and Stephen J. Carter, the co-chief executive officers of Andrew Carter Capital, Inc., the general partner of ACCF GenPar, L.P, the general partner of the Cordillera Fund, L.P., each may exercise voting and investment control over the securities owned by Cordillera Fund, LP. Messrs. Andrew and Carter disclaim beneficial ownership of these securities.

       (9) The number of shares being offered consists of 16,772 shares of common stock issuable upon exercise of warrants. Mitchell P. Kopin, President of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P, has sole voting and investment control over the securities owned by Cranshire Capital, L.P. Mr. Kopin disclaims beneficial ownership of these securities.

(10) The number of shares being offered consists of 16,772 shares of common stock issuable upon exercise of warrants. Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacities as managers of Cantara (Switzerland) SA, the investment advisor to Crescent International Ltd., may exercise voting and investment control over the securities owned by Crescent International Ltd. Messrs. Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of these securities.

(11) The number of shares being offered consists of 16,772 shares of common stock issuable upon exercise of warrants. Joshua Silverman, a principal of Iroquois Capital LP, exercises voting and investment control over the securities owned by Iroquois Capital LP. Mr. Silverman disclaims beneficial ownership of these securities.

(12) The number of shares being offered consists of 26,834 shares of common stock issuable upon exercise of warrants. Keith Goodman, Manager of the General Partner of Nite Capital LP, exercises voting and investment control over the securities owned by Nite Capital LP. Mr. Goodman disclaims beneficial ownership of these securities.

(13) The number of shares being offered consists of 11,458 shares of common stock issuable upon exercise of warrants. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager of Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”). Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of

Omicron Capital, and Winchester Global Trust Limited (“Winchester”) serves as trustee of Omicron. By reason of such relationships, Omicron Capital, OCI and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of the date of this prospectus, Mr. Olivier H. Morali, an officer of OCI, and Mr. Bruce T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Act of 1934, or of any other person named in this prospectus as a selling shareholder. No person or “group” (as that term is defined in Section 13(d) of the Securities Exchange Act of 1934, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(14) The number of shares being offered consists of 33,543 shares of common stock issuable upon exercise of warrants. Ramius Capital Group LLC (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment control over securities held by Portside. Ramius Capital disclaims beneficial ownership of the securities held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffery M. Solomon are the sole managing member of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered the beneficial owners of any securities deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities. An affiliate of Ramius Capital Group, LLC is a NASD member. However, this affiliate will not sell any shares offered by Portside Growth and Opportunity Fund through this prospectus and will receive no compensation whatsoever in connection with the sales of shares by Portside Growth and Opportunity Fund.

(15) The number of shares being offered consists of 5,312 shares of common stock issuable upon exercise of warrants. Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund, Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reasons of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of the date of this prospectus, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions on the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the

Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

(16) The number of shares being offered consists of 41,761 shares of common stock issuable upon exercise of warrants. Rodman & Renshaw LLC received these securities from us as compensation for acting as the placement agent in the offering. Rodman & Renshaw LLC is a broker-dealer registered pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the NASD. John Borer and Thomas G. Pichou have authority to vote and dispose of the shares of common stock beneficially owned by Rodman & Renshaw LLC. Messrs. Borer and Pichou disclaim beneficial ownership of these securities.

(17) The number of shares being offered includes 16,772 shares of common stock issuable upon exercise of warrants. Highbridge Capital Management, LLC is the trading partner of Smithfield Fiduciary LLC and has voting control and investment discretion over the securities held by Smithfield. Glenn Durbin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Durbin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield. The number of shares beneficially owned includes 264,698 shares of common stock which are not being offered for sale in this prospectus.

(18) The number of shares being offered consists of 16,772 shares of common stock issuable upon exercise of warrants. Edwin Mecabe and Tai May Lee, authorized agents for SRG Capital, LLC,  have joint voting and investment control over the securities held by SRG Capital, LLC. Edwin Mecabe and Tai May Lee disclaim beneficial ownership of these securities.

(19) The number of shares being offered consists of 10,063 shares of common stock issuable upon exercise of warrants. Steven Slawson and Walter Schenker, as principals of TCMP3 Partners, have voting and investment control over the securities held by TCMP3 Partners. Messrs. Slawson and Schenker disclaim beneficial ownership of these securities.

(20) The number of shares being offered consists of 13,417 shares of common stock issuable upon exercise of warrants. Evan Schemenauer, Arthur Jones and Jennifer Kelly, authorized agents for the Whitehaven Capital Fund Limited, have voting and investment control over the securities held by the Fund. Messrs. Schemenauer and Jones and Ms. Kelly disclaim beneficial ownership of these securities.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•       ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•       block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•       purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•       an exchange distribution in accordance with the rules of the applicable exchange;

•       privately negotiated transactions;

•       settlement of short sales entered into after the date of this prospectus;

•       broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•       a combination of any such methods of sale;

•       through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•       any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440. Each selling shareholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of the shares of common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling shareholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

We agreed to use commercially reasonable efforts to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume limitations pursuant to Rule 144(k) by selling shareholders who are not affiliates of the Company under the Securities Act or any other rule of similar effect or  (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

VALIDITY OF COMMON STOCK

Certain legal matters in connection with the common stock offered by this prospectus have been passed upon for us by Perkins Coie LLP, Seattle, WA.

EXPERTS

The consolidated financial statements of Poniard Pharmaceuticals, Inc. (formerly NeoRx Corporation) and subsidiary as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG’s report dated February 28, 2006 contains an explanatory paragraph that states that the Company has suffered recurring losses, has had significant recurring negative cash flows from operations, and has had an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file documents with the SEC electronically. You can also inspect our SEC filings at the offices of The Nasdaq Stock Market, 1735 K Street, NW, Washington DC 20006.

This prospectus is a part of a registration statement on Form S-3 that we filed with the SEC with respect to the shares offered by this prospectus. This prospectus does not contain all of the information that is in the registration statement. We omitted certain parts of the registration statement as allowed by the SEC. We refer you to the registration statement and its exhibits for further information about us and the shares offered by the selling shareholders.

The SEC allows us to “incorporate by reference” the information we file with the SEC (File No. 000-16614), which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•       our Annual Report on Form 10-K for the year ended December 31, 2005;

•       our Quarterly Report on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•       our Current Reports on Form 8-K filed on January 12, 2006, February 3, 2006, February 27, 2006, March 30, 2006, April 13, 2006, April 28, 2006, May 12, 2006, May 18, 2006, June 5, 2006, June 21, 2006, June 23, 2006, June 27, 2007, July 13, 2006, July 17, 2006, July 20, 2006, July 27, 2006, August 10, 2006, August 16, 2006, August 18, 2006, September 21, 2006, September 26, 2006, October 12, 2006, October 31, 2006 and November 7, 2006; and

•       our Proxy Statement for the 2005 Annual Meeting of Shareholders.

You may request a copy of these filings, at no cost, by writing to or telephoning us at the address below. However, we will not provide copies of the exhibits to these filings unless we specifically incorporated by reference the exhibits in this prospectus.

Corporate Communications and Investor Relations
Poniard Pharmaceuticals, Inc.
7000 Shoreline Court, Suite 270
South San Francisco, California 94080
(650) 583-3774

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.                 Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts payable, by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee	$639
Legal fees and expenses	$15,000
Accounting fees and expenses	$10,000
Printing fees	$3,000
Miscellaneous fees and expenses	$2,000
Total	$30,639

Item 15.                 Indemnification of Directors and Officers

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”). Article XIII of the registrant’s restated articles of incorporation and Section 12 of the registrant’s bylaws provide for indemnification of the registrant’s directors, officers, employees and agents to the maximum extent permitted by Washington law and provide the directors and officers of the registrant also may be indemnified against liability they may incur for serving in those capacities pursuant to a liability insurance policy maintained by the registrant for such purpose. The registrant entered into indemnification agreements with each of its directors. The indemnification agreements set out, among other things, the process for determining entitlement to indemnification, the conditions to advancement of expenses, the procedures for directors’ enforcement of indemnification rights, the limitations on indemnification, and the requirements relating to notice and defense of claims for which indemnification is sought.

Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director’s liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article XII of the registrant’s restated articles of incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director’s liability to the registrant and its shareholders.

Item 16.                 Exhibits

Exhibit Number	Description
5.1	Opinion of Perkins Coie LLP*
10.1

Stock Purchase Agreement dated as of March 3, 2005, by and among the Company and the purchasers listed therein (included as an exhibit to the Company’s Current Report on Form 8-K filed March 7, 2005 and incorporated herein by reference)

10.2

Registration Rights Agreement dated as of March 3, 2005, by and among the Company and the purchasers listed therein (included as an exhibit to the Company’s Current Report on Form 8-K filed March 7, 2005 and incorporated herein by reference)

10.3	Form of Warrant (included as an exhibit to the Company’s Current Report on Form 8-K filed March 7, 2005 and incorporated herein by reference)
23.1	Consent of KPMG LLP, independent registered public accounting firm
23.2	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1)*
24.1	Power of Attorney*

*                    Previously filed.

Item 17.                 Undertakings

(a)   The undersigned registrant hereby undertakes:

(1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That

(A)  Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B)   Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(C)   Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statement required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-18 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)    If the registrant is relying on Rule 430B:

(A)  Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any persons that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)   If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement No. 333-123672 to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of South San Francisco, State of California, on December 7, 2006.

PONIARD PHARMACEUTICALS, INC.
By:	s/GERALD MCMAHON
Name:	Gerald McMahon
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement No. 333-123672 has been signed by the following persons in the capacities indicated below on December 7, 2006.

Signature	Title
/s/GERALD MCMAHON	Chairman of the Board, President and
Gerald McMahon	Chief Executive Officer
/s/FRED B. CRAVES*	Director
Fred B. Craves
/s/CARL S. GOLDFISCHER*	Director
Carl S. Goldfischer
/s/E. ROLLAND DICKSON*	Director
E. Rolland Dickson
Director
Nicholas J. Simon, III
/s/DAVE R. STEVENS*	Director
David R. Stevens
/s/ROBERT M. LITTAUER*	Director
Robert M. Littauer
Director
Ronald A. Martell
/s/CAROLINE LOEWY	Chief Financial Officer (Principal Financial Officer)
Caroline Loewy

/s/MICHAEL K. JACKSON		Principal Accounting Officer
Michael K. Jackson
*By:	/s/ANNA LEWAK WIGHT
Anna Lewak Wight
Attorney in Fact

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Perkins Coie LLP*
10.1

Stock Purchase Agreement dated as of March 3, 2005, by and among the Company and the purchasers listed therein (included as an exhibit to the Company’s Current Report on Form 8-K filed March 3, 2005 and incorporated herein by reference)

10.2

Registration Rights Agreement by and among the Company and the purchasers listed therein (included as an exhibit to the Company’s Current Report on Form 8-K filed March 3, 2005 and incorporated herein by reference)

10.3	Form of Warrant (included as an exhibit to the Company’s Current Report on Form 8-K filed March 3, 2005 and incorporated herein by reference)
23.1	Consent of KPMG LLP, independent registered public accounting firm
23.2	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1)*
24.1	Power of Attorney*

*                    Previously filed.